UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER
Washington, D.C. 20549	001-39830

FORM 12b-25	CUSIP NUMBER
74113T105
NOTIFICATION OF LATE FILING

Form N-CEN ☐ Form N-CSR

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Presto Automation Inc.
Full Name of Registrant

Former Name if Applicable

985 Industrial Road
Address of Principal Executive Office (Street and Number)

San Carlos, California 94070
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Presto Automation Inc. (“Presto” or the “Company”) has determined that it will not be able to file its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2023 (the “Quarterly Report”) within the prescribed time period as (1) it is still finalizing its financial results and preparing the according disclosures, and (2) it is seeking to appoint an interim chief executive officer following the resignation on February 4, 2024 of the Company’s previous chief executive officer, and will need the time from the extension to seek to do so with respect to both items (1) and (2).

The Company plans to file the Quarterly Report within the five-day extension period provided for under Rule 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stanley Mbugua	(650)	817-9012
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenue for the three months ended December 31, 2023 is expected to be $4.9 million, as compared to $7.4 million for the three months ended December 31, 2022. Platform revenue for the three months ended December 31, 2023 is expected to be $2.2 million, as compared to $4.1 million for the three months ended December 31, 2022. Transaction revenue for the three months ended December 31, 2023 is expected to be $2.7 million, as compared to $3.2 million for the three months ended December 31, 2022.

Total revenue for the six months ended December 31, 2023 is expected to be $9.8 million, as compared to $14.7 million for the six months ended December 31, 2022. Platform revenue for the six months ended December 31, 2023 is expected to be $4.2 million, as compared to $8.5 million for the six months ended December 31, 2022. Transaction revenue for the six months ended December 31, 2023 is expected to be $5.5 million, as compared to $6.2 million for the six months ended December 31, 2022.

The foregoing financial results are preliminary, have not been reviewed or audited, and are subject to change in connection with the completion of the reporting process and preparation of the Company’s financial statements. Actual results could vary significantly from the foregoing.

Forward-Looking Statements

Certain statements in this Form 12b-25 may be considered forward-looking statements, including statements with respect to the Company’s expectations with respect to the results of operations for the three and six months ended December 31, 2023 and the Company’s pursuit of an interim Chief Executive Officer. Forward-looking statements generally relate to future events and can be identified by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “strive,” “budget,” “expect,” “intend,” “will,” “estimate,” “believe,” “predict,” “potential,” “pursue,” “aim,” “goal,” “mission,” “anticipate” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, the Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of certain risks and other factors, which could include the risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements and Risk Factor Summary” in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2023, and other documents filed by the Company from time to time with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements other than as required by applicable law. The Company does not give any assurance that it will achieve its expectations.

Presto Automation Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 15, 2024	By:	/s/ Stanley Mbugua
Stanley Mbugua
Chief Accounting Officer